Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 29, 2008

This document is important and requires your immediate attention. If you are in doubt about how to respond to the offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson at 1-866-374-9879.

DIRECTORS’ CIRCULAR

recommending

REJECTION

of the offer by

ELDORADO GOLD CORPORATION

to purchase all

outstanding common shares of

FRONTIER PACIFIC MINING CORPORATION

DIRECTORS’ RECOMMENDATION

The Board of Directors of Frontier Pacific believes that:

•

Eldorado’s offer significantly undervalues Frontier Pacific. If the Eldorado offer is completed, Frontier Pacific Shareholders will contribute to the combined Frontier Pacific/Eldorado 23% of combined average annual gold production, 18% of combined cash and short term investments and 15% of combined gold recoverable resources, in exchange for less than 6% of the combined equity.

•	If successful, Eldorado’s offer will deprive Frontier Pacific Shareholders of the potential for enhanced value of their Frontier Pacific Shares.
•	Alternative transactions are being aggressively pursued by Frontier Pacific.
•	Frontier Pacific has the management capabilities and relationships necessary to achieve permitting of our Perama Hill project.

The Board of Directors of Frontier Pacific unanimously recommends that Frontier Pacific Shareholders REJECT the offer and NOT TENDER their Frontier Pacific Shares to the offer.

NO NEED FOR IMMEDIATE ACTION

There is no need for Frontier Pacific Shareholders to do anything immediately. Eldorado’s offer is currently open until June 17, 2008. Frontier Pacific’s Board of Directors will communicate further with Frontier Pacific Shareholders prior to the expiry of Eldorado’s offer.

If you have already tendered Frontier Pacific Shares to Eldorado’s offer, you should WITHDRAW them.

NOTICE TO NON-CANADIAN SHAREHOLDERS

This Director’s Circular has been prepared in accordance with Canadian disclosure requirements. Shareholders should be aware that such requirements are different from those of the United States and other non-Canadian jurisdictions. Frontier Pacific’s financial statements are prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of the United States and other non-Canadian jurisdictions. The enforcement by Frontier Pacific Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Frontier Pacific is incorporated under the laws of British Columbia, all of its executive officers and directors are residents of Canada, some or all of the experts noted herein may be residents of Canada and that a substantial portion of Frontier Pacific’s assets are located outside the United States. You may not be able to sue Frontier Pacific or its officers or directors in a Canadian court for violations of United States or other non-Canadian securities laws. It may be difficult to compel Frontier Pacific and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non-Canadian jurisdiction or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdiction. This transaction has not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence. Information concerning mineral deposits is prepared in accordance with Canadian disclosure requirements, which differ from the requirements of the U.S. Securities and Exchange Commission applicable to United States companies. See “Cautionary Note to U.S. Investors Concerning Resource Calculations”.

May 26, 2008

DO NOT TENDER YOUR SHARES. CALL GEORGESON 1-866-374-9879 IF YOU HAVE QUESTIONS.

Notes:

(1)

Average annual gold production (life of mine) of 136,000 oz for Frontier Pacific and 445,100 oz for Eldorado from latest publicly available information: Kisladag and Efemcukuru production from Eldorado’s Annual Information Form dated March 31, 2008; Tanjianshan production from Eldorado’s RSG Global Technical Report dated September 2005; Perama Hill production from Frontier Pacific’s May 2008 Fact Sheet.

(2)	Cash and short-term investments of $17.9 million for Frontier Pacific as of December 31, 2007 and $79.9 million for Eldorado as of March 31, 2008.
(3)

Based on attributable ounces and includes proven and probable reserves and measured and indicated resources: Perama Hill resource from Frontier Pacific’s RPA Report on Perama Hill Gold Deposit Mineral Resource Estimate, Greece dated May 13, 2004 and Eldorado’s resource as press released on February 22, 2008.

(4)	Pro forma ownership as stated in Eldorado’s take-over bid circular dated May 9, 2008.

DO NOT TENDER YOUR SHARES. CALL GEORGESON 1-866-374-9879 IF YOU HAVE QUESTIONS.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	3
QUESTIONS AND ANSWERS ABOUT THE INADEQUATE OFFER FROM ELDORADO GOLD CORPORATION	3
SUMMARY	6
FRONTIER PACIFIC MINING CORPORATION DIRECTORS' CIRCULAR	8
ANALYSIS AND REASONS FOR REJECTING THE OFFER	10
CONCLUSION AND RECOMMENDATION	16
BACKGROUND TO THE OFFER AND RESPONSE OF FRONTIER PACIFIC	17
OPINION OF THE FINANCIAL ADVISOR	22
FRONTIER PACIFIC'S SHARE CAPITAL	22
SHAREHOLDER RIGHTS PLAN	22
OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS	25
PRINCIPAL SHAREHOLDERS	25
INTENTIONS WITH RESPECT TO THE OFFER	25
OWNERSHIP OF SECURITIES OF THE OFFEROR	26
TRADING IN SHARES OF FRONTIER PACIFIC	26
ISSUANCES OF SECURITIES OF FRONTIER PACIFIC	26
TRADING PRICES OF THE FRONTIER PACIFIC SHARES	27
ARRANGEMENTS BETWEEN FRONTIER PACIFIC AND ITS DIRECTORS AND SENIOR OFFICERS	27
RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS AND SENIOR OFFICERS OF FRONTIER PACIFIC	27
MATERIAL CHANGES IN THE AFFAIRS OF FRONTIER PACIFIC	28
OTHER INFORMATION	28
ALTERNATIVES TO THE OFFER	28
OTHER PERSONS RETAINED IN CONNECTION WITH THE ELDORADO OFFER	28
STATUTORY RIGHTS	29
AVAILABILITY OF DOCUMENTS	29
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	29
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE CALCULATIONS	30
NOTICE PURSUANT TO CIRCULAR 230	30
APPROVAL OF THE DIRECTORS' CIRCULAR	31
GLOSSARY	32
CONSENT OF THOMAS WEISEL PARTNERS CANADA INC.	33
CERTIFICATE	34

SCHEDULE "A" — FAIRNESS OPINION	A-1
ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE	Back
INFORMATION AGENT	Cover

-i-

May 26, 2008

Dear Fellow Shareholder:

On May 9, 2008, Eldorado Gold Corporation (“Eldorado”) made an offer (the “Eldorado Offer”) to purchase all of the outstanding common shares (“Frontier Pacific Shares”) of Frontier Pacific on the basis of 0.1220 of a common share (an “Eldorado Share”) of Eldorado and $0.0001 in cash for each Frontier Pacific Share.

In response to the Eldorado Offer, the Board of Directors of Frontier Pacific established a Special Committee of its independent directors. The Special Committee has carefully reviewed and considered the Eldorado Offer and reported to the Board of Directors. Based on that review, the Board of Directors of Frontier Pacific unanimously recommends that Frontier Pacific Shareholders REJECT the Eldorado Offer. We recommend that you DO NOT TENDER your Frontier Pacific Shares and WITHDRAW any shares already tendered to the Eldorado Offer.

The Board has based its recommendation on a number of factors, including that:

•

The Eldorado Offer significantly undervalues Frontier Pacific and our Perama Hill project. The contribution of Frontier Pacific to the combined Eldorado/Frontier Pacific in terms of average annual gold production, gold recoverable resources and cash and short term investments far exceeds the 6% equity interest Frontier Pacific Shareholders will receive in the post-transaction Eldorado;

•

The Eldorado Offer is an opportunistic attempt to acquire Frontier Pacific before Frontier Pacific Shareholders can realize full value for their Frontier Pacific Shares as the Perama Hill project advances toward permitting, development and production;

•

Frontier Pacific is currently is discussions with other parties who have expressed an interest in pursuing potential alternative transactions that may provide value to Frontier Pacific Shareholders superior to the Eldorado Bid; and

•	Frontier Pacific has the management capabilities and relationships necessary to achieve permitting of the Perama Hill project.

The recommendation of the Board of Directors is also supported by the opinion from Frontier Pacific’s financial advisor, Thomas Weisel Partners Canada Inc., that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Eldorado Offer is inadequate from a financial point of view to all Frontier Pacific Shareholders.

You should also be aware that all of Frontier Pacific’s directors and senior officers, as well as certain significant shareholders of Frontier Pacific, representing an aggregate 39.3% of the outstanding Shares of Frontier Pacific, have indicated that they do not intend to tender their Frontier Pacific Shares to the Eldorado Offer.

The attached Directors’ Circular explains in detail the background to and reasons for the Board’s recommendation. We strongly encourage you to read the Directors’ Circular in its entirety, in particular the “Analysis and Reasons for Rejecting the Offer” and “Background to the Offer and Response of Frontier Pacific”, and consider all these points carefully.

REJECT THE OPPORTUNISTIC ELDORADO OFFER. DO NOT TENDER YOUR SHARES.

Frontier Pacific anticipates a number of significant developments over the next several months that should result in value enhancement for the Company, including:

•

completion of a bankable feasibility study by Aker Solutions is scheduled for completion at the end of July, 2008 with preliminary capital and operating costs for the development and operation of the Perama mine estimated as follows:

•	preliminary capital costs to construct the Perama mine are estimated by Aker Solutions, Scott Wilson Roscoe Postle Associates Inc. and Aker and Associates in May 2008 at US$100.3 million;
•	preliminary operating costs of the Perama mine are estimated by Aker Solutions and Scott Wilson Roscoe Postle Associates Inc. in May 2008 at US$20.76 per tonne processed;
•	advancing the terms of a debt financing facility for the development of the Perama Hill project; and
•	ongoing developments in Greece regarding the permitting of the Perama Hill project.

We are confident that you will conclude, as we have, that the Eldorado Offer falls significantly short of providing fair value to Frontier Pacific’s shareholders and, if successful, will deprive the Frontier Pacific Shareholders of potentially significant upside potential.

We will communicate further with our shareholders in the weeks ahead, and recommend that shareholders DO NOT TENDER their Frontier Pacific Shares to Eldorado’s Offer before the Board of Directors and its advisors have had an opportunity to fully explore all available alternatives.

If you have tendered your Frontier Pacific Shares, you should withdraw them. For assistance in withdrawing your Frontier Pacific Shares, you can contact your broker or our information agent, Georgeson, at (Toll Free) 1-866-374-9879. All inquiries concerning the information in this document should also be directed to the information agent at the aforementioned number.

Sincerely,

On behalf of the Board of Directors

(signed) “Victor H. Bradley”

Chairman of the Special Committee

(signed) “Peter F. Tegart”

Director, President and Chief Executive Officer

REJECT THE OPPORTUNISTIC ELDORADO OFFER. DO NOT TENDER YOUR SHARES.

QUESTIONS AND ANSWERS

ABOUT THE INADEQUATE OFFER FROM ELDORADO GOLD CORPORATION

1.	Should I accept or reject the Eldorado Offer?

Your Board of Directors unanimously recommends that Frontier Pacific Shareholders REJECT the Eldorado Offer and NOT TENDER their Frontier Pacific Shares. Members of the Board of Directors and management ARE NOT tendering their Frontier Pacific Shares to the Eldorado Offer, which the Board of Directors views as offering inadequate consideration to Frontier Pacific Shareholders.

2.	How do I reject the Eldorado Offer?

You do not need to do anything to reject the Eldorado Offer. Simply DO NOT TENDER your Frontier Pacific Shares.

3.	Can I withdraw my Frontier Pacific Shares if I have already tendered?

YES. You can withdraw your Frontier Pacific Shares: (a) at any time until your Frontier Pacific Shares have been taken up by Eldorado; (b) if your Frontier Pacific Shares have not been paid for by Eldorado within three business days after having been taken up by Eldorado; (c) at any time within ten days of Eldorado mailing a notice of change relating to a change which has occurred in the information contained in the Eldorado Circular that would reasonably be expected to affect the decision of a shareholder to accept or reject Eldorado’s Offer, provided your Frontier Pacific Shares have not been taken up by Eldorado at the date of the notice; and (d) at any time within ten days of Eldorado mailing a notice of variation concerning a variation in the terms of Eldorado’s Offer (other than a variation consisting solely of an increase in the consideration offered for the Frontier Pacific Shares where the offer is not extended for more than 10 days), provided your Frontier Pacific Shares have not been taken up by Eldorado at the date of the notice. Any Frontier Pacific Shareholder who has already tendered Frontier Pacific Shares under the Eldorado Offer should WITHDRAWthose Frontier Pacific Shares.

4.	How do I withdraw my Frontier Pacific Shares?

You simply need to follow the instructions set forth in Section 8 on page 29 of the Eldorado Circular. We recommend you contact your broker or Georgeson, Frontier Pacific’s information agent, at 1-866-374-9879 for assistance in withdrawing your Frontier Pacific Shares.

5.	Why does the Board of Directors believe that the Eldorado Offer should be rejected?

The Board of Directors believes that the Eldorado Offer fails to provide fair value to Frontier Pacific Shareholders. The Board of Directors believes that the Eldorado Offer significantly undervalues Frontier Pacific’s Perama Hill deposit and is an attempt to acquire Frontier Pacific before Frontier Pacific Shareholders can realize the full value of their shares as the issuance of the necessary permits for the development of the Perama Hill project becomes more certain.

In addition, Frontier Pacific has commenced discussions with other parties who have expressed an interest in pursuing potential alternative transactions that may provide superior value to Frontier Pacific Shareholders.

Finally, Frontier Pacific’s financial advisor has provided a written opinion that, as of the date of such opinion, the consideration under the Eldorado Offer is inadequate from a financial point of view to Frontier Pacific Shareholders, based upon and subject to the assumptions, limitations and qualifications stated in its opinion.

A summary of all of the reasons for the unanimous recommendation of the Board of Directors is included on pages 10 through 16 in this Directors’ Circular.

6.	What is the Board of Directors doing in response to the Eldorado offer?

The Board of Directors has established a Special Committee which, along with the Board of Directors, is working to evaluate strategic alternatives to enhance shareholder value. Frontier Pacific is pursuing discussions with a number of third parties who have expressed an interest in considering alternative transactions.

REJECT THE OPPORTUNISTIC ELDORADO OFFER. DO NOT TENDER YOUR SHARES.

7.	My broker advised me to tender my Frontier Pacific Shares. Should I?

NO. The Board of Directors has unanimously recommended that Frontier Pacific Shareholders REJECT the Eldorado offer and NOT TENDER their Frontier Pacific Shares. It is the Board of Directors responsibility to make a recommendation that it believes is in the best interests of the Company and all shareholders. You should be aware that Eldorado has established a Soliciting Dealer Group and that Eldorado has agreed to pay your broker for Frontier Pacific Shares tendered to the Eldorado Offer.

8.	The media has referred to this as a “hostile” take-over bid. Is that true?

YES. In a friendly take-over, the two companies work together to come to an agreement that would enhance shareholder value for both companies. Eldorado’s Offer enhances value for Eldorado, at the expense of Frontier Pacific Shareholders. Given this, the Eldorado Offer should be considered a hostile offer, and your Board of Directors is determined to pursue alternatives to enhance value for Frontier Pacific Shareholders without accepting the Eldorado Offer.

9.	Do I have to decide now?

NO. You do not have to take any action at this time. The Eldorado Offer is currently scheduled to expire on June 17, 2008 and is subject to a number of conditions that have yet to be satisfied. Given that the Board of Directors is considering strategic alternatives that may enhance shareholder value, the Board of Directors recommends that you not take any action until closer to the expiry date of the Eldorado Offer to ensure that you are able to consider all of the options available to you.

If you have already tendered Frontier Pacific Shares to the Eldorado Offer and you decide to withdraw these Frontier Pacific Shares from the Eldorado Offer, you must allow sufficient time to complete the withdrawal process before the expiry of the Eldorado Offer. For more information on how to withdraw your Frontier Pacific Shares, you should contact your broker or Georgeson, the information agent retained by Frontier Pacific, at 1-866-374-9879.

10.	Are Frontier Pacific’s Board of Directors and senior officers tendering to the Eldorado Offer?

NO. Members of the Board of Directors and Frontier Pacific’s senior officers ARE NOT TENDERING their Frontier Pacific Shares to the Eldorado Offer, which the Board of Directors views as offering inadequate consideration to Frontier Pacific Shareholders.

11.	Who do I ask if I have more questions?

Your Board of Directors recommends that you read the information contained in this Directors’ Circular. Please contact Georgeson, the information agent retained by Frontier Pacific, with any questions or requests for assistance that you might have.

REJECT THE OPPORTUNISTIC ELDORADO OFFER. DO NOT TENDER YOUR SHARES.

SUMMARY

The information set out below is intended to be a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular. All capitalized terms in the summary have the meanings ascribed to such terms elsewhere in this Directors’ Circular.

The Eldorado Offer:	Eldorado has offered to purchase all of the outstanding Frontier Pacific Shares on the basis of 0.1220 of an Eldorado Share and $0.0001 in cash for each Frontier Pacific Share.

Unanimous Recommendation

of the Board of Directors:	The Board of Directors unanimously recommends that Frontier Pacific Shareholders REJECTthe Eldorado Offer and NOT TENDERtheir Frontier Pacific Shares to the Eldorado Offer.
Reasons for Rejection:

The Board of Directors and the Special Committee have carefully reviewed and considered the Eldorado Offer, with the benefit of advice from their financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board of Directors to Shareholders that they REJECT the Eldorado Offer and NOT TENDER their Frontier Pacific Shares thereto.

•

The Eldorado Offer significantly undervalues Frontier Pacific, including Frontier Pacific’s Perama Hill deposit. Frontier Pacific Shareholders will contribute to the combined Eldorado/Frontier Pacific 23% of average annual gold production, 15% of combined gold recoverable resources and 18% of combined cash and short term investments in exchange for a 6% equity interest in the combined Eldorado/Frontier Pacific.

•

The timing of the Eldorado Offer is highly opportunistic and disadvantageous to Frontier Pacific Shareholders because, if successful, it will deprive them of the potential for enhancement of the value of their Frontier Pacific Shares as the Perama Hill project proceeds towards permitting, development and production.

•	Alternative transactions are being aggressively pursued by Frontier Pacific to generate greater value for Frontier Pacific Shareholders than the value being offered by Eldorado.
•

The Frontier Pacific management team has spent the past three and a half years and approximately $4 million completing the Environmental Impact Study, completing the terms of the Environmental Terms of Reference and building local, regional and national support for the Perema Hill project. The existing management team is the group with the best chance of getting the necessary permits issued.

•	The share consideration offered by Eldorado is overvalued.
•	The transaction value per ounce contemplated by the Eldorado Offer is significantly below that paid in recent M&A transactions.
•	The Eldorado Offer is inadequate from a financial point of view.
•	The Eldorado Offer is highly conditional.

REJECT THE OPPORTUNISTIC ELDORADO OFFER. DO NOT TENDER YOUR SHARES.

Frontier Pacific Shareholders should also be aware of the following:

•	Frontier Pacific Shareholders should consider the risks identified under the heading “Business Combination Risks” in the Eldorado Circular.
•	The U.S. federal income tax consequences of the Eldorado Offer are uncertain and potentially unfavourable to U.S. holders of Frontier Pacific Shares.
•

Although Eldorado states in the Eldorado Circular that it expects any Greek government approval or waiver of Eldorado’s acquisition of Frontier Pacific will be granted in the ordinary course and will not materially delay completion of the Eldorado Offer, that may not be so.

•	The Eldorado Offer represents a discount to the current trading price of the Frontier Pacific Shares.

Alternatives to the

Eldorado Offer:

The Board of Directors and the Special Committee, together with Frontier Pacific’s management and financial advisors, are working to pursue strategic alternatives to enhance shareholder value. Frontier Pacific is in discussions with a number of third parties who have expressed an interest in considering alternative transactions. Frontier Pacific has established a data room for the purpose of providing confidential information to qualified third parties. While it is impossible to predict whether any transactions will emerge from these efforts and discussions, the Board of Directors believes that Frontier Pacific and its assets are potentially attractive to other parties in addition to Eldorado.

Rejection of the Eldorado Offer by Directors and Officers and certain significant shareholders:

The directors and officers of Frontier Pacific, together with their respective associates, as well as certain significant shareholders of Frontier Pacific, holding in the aggregate 39.3% of the issued and outstanding shares of Frontier Pacific, have indicated their intention to reject the Eldorado Offer and not tender their Frontier Pacific Shares to the Eldorado Offer.

REJECT THE UNDERVALUED ELDORADO OFFER. DO NOT TENDER YOUR FRONTIER

PACIFIC SHARES.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO:

Georgeson

Frontier Pacific’s Information Agent:

1-866-374-9879 (Toll Free)

FRONTIER PACIFIC MINING CORPORATION

DIRECTORS’ CIRCULAR

This directors’ circular (the “Directors’ Circular”) is issued by the board of directors (the “Board” or “Board of Directors”) of Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) in connection with the offer (the “Eldorado Offer”) dated May 9, 2008, made by Eldorado Gold Corporation (“Eldorado” or the “Offeror”) to purchase all of the outstanding common shares (the “Frontier Pacific Shares”) of Frontier Pacific other than Frontier Pacific Shares owned by Eldorado or its affiliates on the basis of 0.1220 of a common share (a “Eldorado Share”) of Eldorado and $0.0001 in cash for each Frontier Pacific Share.

The terms and conditions of the Eldorado Offer are set out in the Eldorado Offer and the take-over bid circular (the “Eldorado Circular”) that accompanies and forms part of the Eldorado Offer.

In this Directors’ Circular, “Frontier Pacific” and the “Company” refers to Frontier Pacific Mining Corporation and its subsidiaries unless the context requires otherwise. Unless defined elsewhere, certain terms used in this Directors’ Circular are defined in the “Glossary” section of this Directors’ Circular.

INFORMATION REGARDING ELDORADO

All information contained in this Directors’ Circular relating to the Eldorado Offer and to Eldorado has been taken from the Eldorado Circular or is based on publicly available documents or records of Eldorado filed with Canadian provincial securities regulatory authorities and other public sources. While the Board has no reason to believe that such information is inaccurate or incomplete, the Board of Directors assumes no responsibility for the accuracy or completeness of such information.

CURRENCY AND EXCHANGE RATES

All references to $ herein are to Canadian dollars. On April 18, 2008, the last trading day before the announcement of the Eldorado Offer, the noon rate of exchange as reported by the Bank of Canada was C$1 = US$0.9917. On May 23, 2008, the noon rate of exchange as reported by the Bank of Canada was C$1 = US$1.0118.

UNANIMOUS RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has carefully considered the Eldorado Offer, has received the recommendation of a special committee of the independent directors that the Board of Directors (the “Special Committee”) established to review and consider the Eldorado Offer, has reviewed the opinion of its financial advisor, Thomas Weisel Partners Canada Inc. (“Thomas Weisel Partners” or “Financial Advisor”), and has determined unanimously that the Eldorado Offer is inadequate. The Board of Directors also unanimously resolved to recommend that the shareholders (the “Frontier Pacific Shareholders”) of Frontier Pacific reject the Eldorado Offer and not tender their Frontier Pacific Shares to the Eldorado Offer.

DIRECTORS’ RECOMMENDATION

The Board of Directors unanimously recommends that Frontier Pacific Shareholders REJECT the

Eldorado Offer and NOT TENDER their Frontier Pacific Shares to the Eldorado Offer.

Frontier Pacific Shareholders who are in doubt as to how to respond to the Eldorado Offer should consult their own advisor or call Georgeson at 1-866-374-9879. Frontier Pacific Shareholders are advised that acceptance of the Eldorado Offer may have tax consequences and they should consult their own tax advisors. Enquiries concerning the information in this Directors’ Circular should be directed to Frontier Pacific’s information agent, Georgeson, at 1-866-374-9879.

Frontier Pacific Shareholders should consider the terms of the Eldorado Offer carefully and should come to their own decision as to the merits of the Eldorado Offer.

Frontier Pacific Shareholders who have tendered their Frontier Pacific Shares to the Eldorado Offer can withdraw them at any time until Eldorado takes up and pays for their Frontier Pacific Shares. Frontier Pacific Shareholders simply need to complete the Notice of Withdrawal included with this Directors’ Circular and deliver, mail or fax it to Eldorado’s follow the instructions set forth in Section 8 on page 29 of the Eldorado Circular. Frontier Pacific Shareholders requiring assistance in withdrawing their Frontier Pacific Shares should contact our information agent, Georgeson, Toll Free at 1-866-374-9879.

ANALYSIS AND REASONS FOR REJECTING THE OFFER

After careful consideration, the Board of Directors has unanimously concluded that the Eldorado Offer is inadequate and not in the best interests of Frontier Pacific Shareholders. Before arriving at its decision, the Board appointed a Special Committee to review and evaluate the Eldorado Offer. The Special Committee had the benefit of an opinion from Thomas Weisel Partners and the legal advice of Blake, Cassels & Graydon LLP. After a thorough analysis of all aspects of the Eldorado Offer, the Special Committee unanimously concluded that the Eldorado Offer is inadequate, and the Board unanimously concurred. The following is a summary of the principal reasons for the unanimous recommendation of the Board of Directors to Frontier Pacific Shareholders that you REJECT the Eldorado Offer and NOT TENDER your Frontier Pacific Shares to the Eldorado Offer.

1.	The Eldorado Offer significantly undervalues Frontier Pacific.

Based on Eldorado’s most recently available public information, Frontier Pacific shareholders are being offered less than 6% of the combined Frontier Pacific/Eldorado group’s equity, which is insufficient compensation for the Perama Hill project. The Perama Hill project would contribute approximately 23% to the combined group’s average annual life of mine gold production, would account for approximately 15% of the combined group’s gold recoverable resources and Frontier Pacific would be contributing approximately 18% of the combined group’s cash and short-term investments. In addition to undervaluing Perama Hill, the Eldorado Offer offers no value for Frontier Pacific’s other assets – namely the Macusani Uranium Project in Peru and the Taraira Gold Project in Colombia.

Notes:

(1)

Average annual gold production (life of mine) of 136,000 oz for Frontier Pacific and 445,100 oz for Eldorado from latest publicly available information: Kisladag and Efemcukuru production from Eldorado’s Annual Information Form dated March 31, 2008; Tanjianshan production from Eldorado’s RSG Global Technical Report dated September 2005; Perama Hill production from Frontier Pacific’s May 2008 Fact Sheet.

(2)	Cash and short-term investments of $17.9 million for Frontier Pacific as of December 31, 2007 and $79.9 million for Eldorado as of March 31, 2008.
(3)

Based on attributable ounces and includes proven and probable reserves and measured and indicated resources: Perama Hill resource from Frontier Pacific’s RPA Report on Perama Hill Gold Deposit Mineral Resource Estimate, Greece dated May 13, 2004 and Eldorado’s resource as press released on February 22, 2008.

(4)	Pro forma ownership as stated in Eldorado’s take-over bid circular dated May 9, 2008.

The Eldorado Offer fails to adequately compensate Frontier Pacific Shareholders for the contribution

Frontier Pacific would make to the combined Eldorado/Frontier Pacific

2.

The timing of the Eldorado Offer is highly opportunistic and disadvantageous to Frontier Pacific Shareholders. If successful, it will deprive you of the potential for enhancement of the value of your Frontier Pacific Shares as the Perama Hill project proceeds.

The Eldorado Offer comes just before a period of expected considerable value enhancement for Frontier Pacific.

There is a significant discount applied by the public markets to the value of Frontier Pacific Shares to account for the uncertainty associated with the necessary permits being issued to allow the development of the Perama Hill project to proceed. Although there is no certainty that the necessary permits will be issued, the Board of Directors of Frontier Pacific is highly confident that, based on the steps currently being taken by appropriate Greek regulatory agencies and the Greek Parliament, the necessary permits will ultimately be issued, at which time the full value of Frontier Pacific shares will be realizable.

Eldorado has stated that it has conducted its own due diligence on the status of the issuance of the permits. It is reasonable to assume that the timing of Eldorado’s offer is motivated by its view that the permits will ultimately be issued, and when that occurs the value of Frontier Pacific Shares will increase materially. The Eldorado Offer merely reduces the amount of the permitting discount the market has applied to the Frontier Pacific stock, and is a tacit acknowledgement by Eldorado that this may be its last opportunity to acquire Frontier Pacific at a deeply discounted price.

If the Eldorado Offer is completed, Frontier Pacific Shareholders would be denied the opportunity to benefit fully from the Company’s development plans and the anticipated value enhancement associated with the reduction in project risk. The public markets assign a substantially greater value to a company’s share price as the company successfully advances its project through to feasibility and development. The charts below provide two examples of companies that have advanced projects towards development and production and have experienced substantial share price increases largely as a result.

The timing of the Eldorado Offer is opportunistic in that it precedes potential value enhancing events.

3.	Alternative transactions are being aggressively pursued by Frontier Pacific to generate greater value for Frontier Pacific Shareholders than that being offered by Eldorado.

The Board of Directors and the Special Committee, together with Frontier Pacific’s management, financial advisors and legal advisors, are working to pursue alternative transactions that may enhance Frontier Pacific Shareholder value. Frontier Pacific is in discussions with a number of third parties who have expressed an interest in consummating alternative transactions. Frontier Pacific has established an electronic data room for the purpose of providing confidential information to qualified third parties.

Although discussions are ongoing with third parties, it is impossible to predict whether any offers or transactions will emerge from these efforts. However, these discussions demonstrate that Frontier Pacific and its assets are potentially attractive to other parties in addition to Eldorado.

Tendering Frontier Pacific Shares to the Eldorado Offer before the Board of Directors and its advisors have had an opportunity to fully explore all available strategic alternatives may preclude the possibility of a financially superior transaction emerging.

Superior proposals may emerge delivering greater value to Frontier Pacific Shareholders than the Eldorado Offer.

4.	Frontier Pacific has the management capabilities and relationships necessary to achieve permitting of Perama Hill.

Frontier Pacific has assembled an experienced management team and demonstrated its ability to grow the Company and advance the Perama Hill project during all phases of its business plan, and is well positioned to further develop the project on schedule. Over the last three and a half years, Frontier Pacific’s management team has advanced the permitting status for Perama Hill and increased its value. This increase in value has been acknowledged by Eldorado.

In late March 2006, Eldorado first approached Frontier Pacific regarding a possible business combination. In October 2006, Eldorado presented a proposal to purchase the Perama Hill project, not Frontier Pacific as a whole, for $60 million. When Eldorado next approached Frontier Pacific in October 2007, it valued Frontier Pacific at $143 million. The current Eldorado Offer at Eldorado’s implied offer price of $0.90 per Frontier Pacific Share values Frontier Pacific at $157 million.

Eldorado’s attempts to engage the local Greek authorities, discussed under “Background to the Offer and Response of Frontier Pacific”, indicate that Eldorado does not appear to have the capabilities, connections or judgement necessary to get Perama Hill permitted. Eldorado needs the experience and relationships of the Frontier Pacific management team, which it will not obtain with a hostile transaction.

Frontier Pacific management is best positioned to achieve permitting,

development and production of the Perama Hill project.

5.	The share consideration offered by Eldorado trades at a significant premium, is overvalued and has limited upside compared to Frontier Pacific Shares.

The value of the Eldorado Offer is entirely dependent on the value of Eldorado’s shares. Eldorado trades at a significant premium to Frontier Pacific and to many other gold stocks. The table below summarizes the relative differential in valuation between Eldorado and Frontier Pacific. If the Eldorado Offer is successful you will be exchanging Frontier Pacific Shares that trade at a discount but have potentially significant upside, for Eldorado shares that trade at a significant premium, are overvalued and have limited upside compared to Frontier Pacific Shares.

	Adjusted Market Capitalization(1)/ Resource Ounce(2)	Adjusted Market Capitalization(1)/ Recoverable Ounce(3)
Eldorado(4)	$260	$374
Frontier Pacific(5)	$104	$117

_____________

Notes:

(1)	Adjusted Market Capitalization = equity value + long term debt - working capital.
(2)	Resource Ounces per publicly filed 43-101 reports.
(3)	Recoverable Ounce = resource ounce X publicly disclosed recovery rates.
(4)	Assumes a price of $8.10 on May 23, 2008.
(5)	Assumes a price of $0.99 (equal to 0.122 of $8.10 Eldorado price).

Note that the above valuation metrics are based on public disclosed resource estimates and attribute no value to non-core assets or exploration upsides for either company.

Eldorado’s shares are overvalued.

6.	The transaction value per ounce contemplated by the Eldorado Offer is substantially below the price paid in recent M&A transactions.

Eldorado’s Offer is significantly below the transaction value per ounce paid in recent M&A transactions. A group of eleven M&A transactions were included in the following analysis on the basis of comparable capital markets and operating metrics.

(1)	Transaction value = Equity price paid + long term debt - working capital.
(2)	Based on gold equivalent resource ounces which include proven and probable reserves plus measured and indicated resources.
(3)

Includes Northgate/Perseverance, Barrick/Kainantu, Orezone/Essakane, Kazakhmys/Eurasia Gold, Agnico-Eagle/Cumberland, Yamana/Viceroy, Yamana/Desert Sun, IAMGOLD/Gallery Gold, Gold Fields/Bolivar Gold, Crew Gold/Guinor Gold, Golden Star/St. Jude.

(4)	Data derived from public filings of specified companies.

Eldorado is offering a transaction value per ounce substantially below the price paid in recent

M&A transactions.

7.	The Eldorado Offer has been rejected by all of Frontier Pacific’s directors and senior officers and by certain significant Frontier Pacific shareholders.

The Board of Directors has been informed that, as of the date of this Directors’ Circular, none of the directors or senior officers has accepted or intends to accept the Eldorado Offer. The Board of Directors has also been informed that certain significant shareholders of Frontier Pacific, who hold an aggregate of 20.9% of the Frontier Pacific Shares, do not intend to tender their Frontier Pacific Shares to the Eldorado Offer. These shares, when combined with the 18.4% of the Frontier Pacific Shares held by directors and senior officers, aggregates 39.3% of the outstanding shares whose holders have indicated they will not accept the Eldorado Offer.

Frontier Pacific’s directors and officers, and certain significant shareholders, do not intend to accept the Eldorado Offer.

8.	The Eldorado Offer is inadequate from a financial point of view.

The Special Committee engaged the Financial Advisor to assess the Eldorado Offer to provide an opinion as to the adequacy or inadequacy, from a financial point of view, of the consideration offered pursuant to the Eldorado Offer to Frontier Pacific Shareholders, and to provide advice on alternatives available to maximize value to Frontier Pacific Shareholders. The Special Committee has received a written opinion, dated May23, 2008, from its financial advisor, Thomas Weisel Partners, to the effect that, as of such date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Eldorado Offer was inadequate from a financial point of view to the Frontier Pacific Shareholders other than Eldorado. A copy of the opinion of Thomas Weisel Partners is attached to this Directors’ Circular as Schedule A.

The Board of Directors recommends that you read the opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinion and the description thereof do not constitute a recommendation to Frontier Pacific Shareholders as to whether they should tender their Frontier Pacific Shares to the Eldorado Offer.

The consideration offered pursuant to the Eldorado Offer is inadequate, from a financial point of view, to

Frontier Pacific Shareholders other than Eldorado.

9.	The Eldorado Offer is highly conditional.

The Board has reviewed, with the assistance of its financial and legal advisors, the conditions that Eldorado has placed on the Eldorado Offer. The Board is concerned that the Eldorado Offer is highly conditional.

The Eldorado Offer contains 11 conditions, some having a number of sub-conditions, which must be satisfied or waived before Eldorado is obligated to take up and pay for any Frontier Pacific Shares deposited under the Eldorado Offer. Certain of the conditions and sub-conditions provide a broad discretion in favour of Eldorado and are not subject to any materiality thresholds or other objective criteria but, in effect, provide Eldorado broad latitude to decline to proceed with the Eldorado Offer.

If Eldorado does not complete the acquisition because a condition is not fulfilled and is not waived by Eldorado, it could adversely affect the public perception of Frontier Pacific and the Perama Hill project, both in Greece and in North American capital markets. For this and other reasons it has always been, and remains, the Board’s view that the best transaction for Frontier Pacific, the Perama Hill project and Frontier Pacific Shareholders is a negotiated consensual transaction for fair value and with a minimum risk of non-completion.

Subjective conditions in the Eldorado offer give Eldorado broad discretion not to complete the purchase of tendered Frontier Pacific Shares.

10.	Additional Considerations

In addition to the foregoing, Frontier Pacific Shareholders should be aware of the following additional factors taken into consideration by the Special Committee and the Board of Directors in making their determinations and recommendations:

•

The risks identified in the Eldorado Circular. In addition to the items referred to in this Directors’ Circular, the Special Committee and Board of Directors also considered the risks identified under the heading “Business Combination Risks” in the Eldorado Circular.

•

The U.S. federal income tax consequences of the Eldorado Offer are uncertain and potentially unfavorable. The Eldorado Offer indicates that the acquisition of Frontier Pacific Shares should be a taxable transaction for U.S. income tax purposes, even though the bulk of the proposed consideration is stock of Eldorado. Thus, a U.S. holder of Frontier Pacific Shares realizing a gain on the transaction would be required to either sell a portion of the Eldorado Shares received to pay the taxes resulting from the transaction or pay those taxes from its separate funds. The U.S. federal income tax consequences of the Eldorado Offer are uncertain, however, and depend on the outcome of any tender and subsequent acquisition transaction. If the Eldorado Offer ultimately were structured in a manner that would be non-taxable to a U.S. holder of Frontier Pacific Shares, such a holder would not be permitted to recognize for U.S. income tax purposes a loss realized on the consummation of the Eldorado Offer. See “Notice Pursuant to Circular 230”.

•

Although Eldorado states in the Eldorado Circular that it expects any Greek government approval or waiver of Eldorado’s acquisition of Frontier Pacific will be granted in the ordinary course and will not materially delay completion of the Eldorado Offer, that may not be so. Frontier Pacific’s Perama Hill project is located in a border area with Turkey and Bulgaria, and Greek laws relating to border areas provide that any arrangements that create a contractual right in respect of real property located in a border area requires a waiver from the Ministry of Defence. Eldorado owns material assets and operations in Turkey, which may delay or impede any Greek government approvals that might be required by Eldorado either to complete the acquisition of Frontier Pacific or to put the Perama Hill project into production.

•

The Eldorado Offer represents a discount to the current trading price of the Frontier Pacific Shares. Since the announcement of Eldorado’s intention to make the Eldorado Offer on April21, 2008, the Frontier Pacific Shares have consistently traded above the Eldorado Offer price.

CONCLUSION AND RECOMMENDATION

For the reasons outlined above, the Board of Directors believes that the Eldorado Offer fails to provide full value for the Frontier Pacific Shares and is an attempt by Eldorado to acquire Frontier Pacific without offering adequate consideration to Frontier Pacific Shareholders.

The Board of Directors unanimously recommends that Frontier Pacific Shareholders REJECT the Eldorado

Offer and NOT TENDER their Frontier Pacific Shares to the Eldorado Offer.

The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive of the factors considered by the Board of Directors in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board of Directors in reaching its conclusion and recommendation. The members of the Board of Directors evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Frontier Pacific, and based upon the advice of Frontier Pacific’s financial and legal advisors and the recommendation of the Special Committee. In view of the numerous factors considered in connection with their evaluation of the Eldorado Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board of Directors may have given different weight to different factors. The conclusion and unanimous recommendation of the Board of Directors were made after considering all of the information and factors involved.

BACKGROUND TO THE OFFER AND RESPONSE OF FRONTIER PACIFIC

The Perama Hill Project

Frontier Pacific acquired the Perama Hill project (the “Project”) from a subsidiary of Newmont Mining Corporation in late 2003 upon its acquisition of all of the outstanding shares of Thracean Gold Mining S.A. At the time of its acquisition by Frontier Pacific, the Project had already had 18,000 metres of drilling completed on it and had been the subject of several economic studies. All of those studies demonstrated that it is a viable project with high grade oxide resources, a low strip ratio and a low capital cost.

When Frontier Pacific acquired the Project it retained Roscoe Postle & Associates (“RPA”) to prepare an updated resource estimate of the Project. The RPA report estimated the resources of the Project at a 1.0 g/t cut-off as follows:

				Contained Gold
Category	Tonnes	g/t Au	g/t Ag	Ounces	Tonnes
Indicated	11,710,000	3.62	8.22	1,363,000	42.4
Inferred	330,000	2.58	4.51	27,000	0.9

Frontier Pacific is in the process of preparing a bankable feasibility study for the Project (“Bankable Feasibility Study”) and anticipates that it will be completed in July 2008. As a result of the Eldorado Offer, Frontier Pacific management and Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”) expedited their review of the sulphide resource potential situated below the oxide resources. SWRPA prepared a NI 43-101, Part 2-2.3(2) (Resource Potential) Report dated May 23, 2008 that, based on US$625/oz and US$875/oz Whittle Shells and a 2 g/t cut-off grade, concluded that the open pit sulphide resource potential is excellent and ranges from approximately 1.5 million tonnes averaging approximately 6 grams per tonne of gold to 2.5 million tonnes averaging approximately 5 grams per tonne of gold.

At the beginning of March 2008, Frontier Pacific engaged three UK-based engineering companies to begin the detailed engineering and the completion of the Bankable Feasibility Study for the Perama Hill Gold Mine in anticipation of receiving the Environmental Terms of Reference for the Project.

The engineering companies, Aker Solutions (process plant and ancillary works), SWRPA (mine development) and Golder Associates (tailings facility), have completed approximately 40% of the engineering work required for the Bankable Feasibility Study and are scheduled for completion of the document at the end of July 2008.

The engineering companies have provided the preliminary capital and operating costs for the development and operation of the Perama Hill Gold Mine as follows:

•	Capital Costs US $100.3 million

Oxide Deposit

•	Operating Costs	US $20.76 per tonne processed
Years 1, 2, and 3	US $139 per oz cash cost (95% Recovery)
Life of Mine (avg)	US $185 per oz cash cost (95% Recovery)

Sulphide Deposit

•	Operating Costs	US $40.72 per tonne processed
Zone 5 and 6 (open pit)	US $271.50 per oz cash cost (90% Recovery)

During June and July 2008, in conjunction with completion of the Bankable Feasibility Study, it is envisaged that a lead bank will be chosen to provide debt financing of the project and an Engineering Procurement Construction Management contract will be awarded to continue the project through to production.

When Frontier Pacific acquired the Project it recognized that the only material issue with the Project was the risk that all necessary permits would not be obtained to allow the Project to be developed. As a result, Frontier Pacific focused almost exclusively on the permitting issue. It did not conduct additional exploration drilling, although management is confident that the Project area has excellent exploration potential.

In anticipation of permits being issued to permit the Project to proceed, in early 2008, Frontier Pacific management requested interested parties to submit debt financing proposals for the Project. By May 23, 2008, Frontier Pacific had received seven proposals from international banks in response to its requests. Although final terms are to be negotiated and approved, all of the proposals were favourable, with several proposals envisaging 100% debt financing of direct costs, up to US $100 million, and requiring no mandatory hedging or forward gold sales facilities as part of their security package. Frontier Pacific intends to retain an independent adviser to assist it to evaluate the debt financing proposals.

Permitting and Regulatory Status of Perama Hill

The Environmental Impact Study (“EIS”) for Perama Hill was completed in October 2005 to fulfill all of the requirements related to current environmental legislation in Greece. Greece has adopted European Union environmental legislation. The draft of the Environmental Terms of Reference (“ETR”), which comprises recommendations to approve the EIS and details the guidelines for permitting to follow, was completed by the Ministry of Environment in June 2006 and submitted to the Minister of Environment for approval.

To the knowledge of Frontier Pacific, the ETR is presently awaiting approval by a Joint Ministerial Resolution (“JMR”) issued by the Joint Ministerial Council comprised of the Ministries of Environment, Agriculture, Culture, Development and Health.

In response to a formal request made in the Greek Parliament inquiring as to the status of the JMR, the Deputy Minister of the Ministry of Environment and Zone Planning, Mr. Stavros Kalogiannis, issued a formal reply in November 2007 that stated:

In reply to the abovementioned inquiry and in the framework of MOE’s competence, please note:

Thracean Gold Mining, referred to in the inquiry letter, has submitted to the relevant directorate its EIS Environmental Impact Study in regards to the gold project in Perama Evros. After examination of the study, as well as of complementary data, other relevant studies and the viewpoints of the Ministers of Development, Agriculture, Health, the Evros and Rodopi prefecture’s counsels and other entities, a draft JMR for the approval of the Environmental Terms of Reference was issued. (emphasis added)

This draft sets up measures, conditions and restrictions based on the national and E.U. regulations mainly on the Best Available Technologies, for the treatment of environmental impacts during construction phase, operation phase as well as after operation of the plant.

The Deputy Minister

Stavros Kalogiannis

A copy of the Deputy Minister’s reply, as well as its English translation, is posted on Frontier Pacific’s website at www.frontierpacific.com.

Following JMR approval the ETR will be gazetted and is then subject to a public comment process for 60 days. Detailed permitting requirements will follow JMR approval and the expiry of the public comment process. Objections to the ETR can be subject to challenge before the High Administrative Court of Greece. Based on historical decisions, the outcome before the High Administrative Court procedure takes into consideration the environmental and technical acceptance of the project, regional, political, social, economic and environmental acceptance and the central government direction to stimulate economic development within the guidelines of environmental safety.

Frontier Pacific has retained local Greek organizations to assist it to inform the local community, regional and national officials about the Project. When Frontier Pacific acquired the Project in late 2003, public opinion regarding the Project was decidedly negative. However, by late 2007 when representatives of Athens University conducted a poll on the Project in the region of Evros where the Project is located, 64% of respondents supported the Project, provided that there were adequate environmental safeguards.

In addition, Frontier Pacific has executed agreements with 80% of the 154 families living within a 10 kilometre radius of the proposed mine site. These agreements provide for job training, priority for jobs when the Project is developed, educational and training funding, as well as environmental monitoring.

The local and regional support for the Project has also been noted at the national level. Senior government officials have commented on the need for development in central and eastern Thrace and the New Land Zoning Plan submitted to Parliament during the week of May 11, 2008 refers specifically to the maintenance and development of mining projects in the area.

There is no assurance that all necessary permits and approvals will be issued to allow development of the Project to proceed. However, the likelihood of that occurring appears more certain now than ever before.

Discussions with Eldorado

As Eldorado has noted in the Eldorado Circular, as early as the first quarter of 2006 it identified the Project as being of interest. Also as described in the Eldorado Circular, Eldorado has on various occasions from 2006 to the present made overtures to Frontier Pacific regarding the possible acquisition of either the Perama Hill project or Frontier Pacific. In several of those cases Eldorado’s initial inquiries were made through Frontier Pacific shareholders and directors, such as former director Mr. Goodman at Dundee Precious Metals Inc. (“Dundee”) and Dr. Blusson, an independent director of Frontier Pacific, rather than directly to Frontier Pacific management or its Board of Directors in an attempt to exert pressure on the Board of Directors and management of Frontier Pacific.

Each time it has been approached by Eldorado, Frontier Pacific has been fair and consistent in its response: it was, and remains so today, open to discussing a business combination of Eldorado and Frontier; it will permit Eldorado to undertake a review of Frontier Pacific’s assets under customary terms; and it would be prepared to support a transaction on acceptable terms.

However, in each case Eldorado has consistently declined to increase the offer it initially proposed (which in each case Frontier Pacific considered to be inadequate) and was not granted access to Frontier Pacific’s confidential information or the Perama Hill project because it refused to execute a confidentiality agreement that contained a so-called “standstill” clause. A standstill agreement is a customary term in such situations that restricts a party that has been granted access to confidential information from acquiring shares of the company that disclosed the confidential information, except by consensual agreement between the parties.

Frontier Pacific was of the view that it was not in the best interest of either Frontier Pacific or its shareholders to grant Eldorado access to confidential information and to the Project without a standstill being in place. There appeared to be some agreement or understanding between Eldorado and Dundee, and a foreseeable result of providing the information and access without a standstill in place was that Eldorado could acquire some or all of Dundee’s 25.5% interest in Frontier Pacific, thereby acquiring effective control of Frontier Pacific, without making an offer to all shareholders on terms that the Board of Directors considered to be fair. Evidence of an exclusivity agreement between Eldorado and Dundee is borne out by the disclosure in the Eldorado Circular, although a copy of the agreement between them was never publicly filed by either party.

Eldorado’s most recent approach to Frontier Pacific that resulted in the Eldorado Offer was much more aggressive than previous overtures. It was also carefully orchestrated.

As described in the Eldorado Circular, at approximately 4:00 p.m. on Friday afternoon, April 18, 2008, Mr. Wright of Eldorado arrived unannounced at the Frontier Pacific offices and hand delivered to Mr. Peter Tegart, the President and Chief Executive Officer of Frontier Pacific, a “bear hug” letter which proposed a business combination at $0.90 per share and provided that Eldorado would make its offer public before the opening of markets on Monday morning, April 21, if agreement was not reached over the weekend. Mr. Wright confirmed that Dundee had agreed to lock up to the Eldorado Offer at $0.90 per share.

The Frontier Pacific Board of Directors responded appropriately and met early on Saturday morning, April 19, at which meeting the board accepted Mr. Goodman’s resignation as a director. The Board met throughout the weekend with its financial and legal advisors, Thomas Weisel Partners and Blake, Cassels & Graydon LLP, respectively, to consider the Eldorado Offer. In the early afternoon on Sunday, April 20, the Board concluded that the Eldorado Offer did not represent fair value to the Frontier Pacific Shareholders, but agreed that it and its legal and financial advisors were prepared to discuss the proposal with Eldorado. This was communicated in writing to Mr. Wright of Eldorado, but the offer to negotiate was declined by Mr. Wright later that afternoon.

After Frontier Pacific delivered its letter to Mr. Wright on the afternoon of April 20, a representative from Macquarie Capital Markets Canada Ltd., Eldorado’s financial advisor, contacted a representative of Thomas Weisel Partners, Frontier Pacific’s financial advisor. The Thomas Weisel Partners representative indicated a willingness to pursue a friendly transaction, even in the face of a clearly hostile approach, at a reasonable price. The Macquarie representative indicated that Eldorado was not prepared to move on price, that Eldorado had a lock-up agreement with Dundee and that the unsolicited Eldorado Offer would be announced to the market the following morning.

At the opening of the North American financial markets on Monday, April 21, Eldorado publicly announced its proposal. As Frontier Pacific subsequently discovered, concurrently with its North American announcement of the Eldorado Offer, Eldorado sent letters, signed by its Chief Financial Officer, Earl Price, to various officials in Greece, including the Prefect of the District of Evros and the Mayor of the City of Alexandroupolis, informing those officials of its offer for Frontier Pacific and requesting meetings to discuss its plans for the development of Perama Hill upon the assumed completion of its takeover of Frontier Pacific. A copy of the letter to the mayor of the City of Alexandroupolis, together with its English translation, is posted on Frontier Pacific’s website at www.frontierpacific.com.

Mr. Price also immediately contacted Frontier Pacific personnel in Greece, including Frontier Pacific’s General Manager, requesting meetings.

Upon Frontier Pacific becoming aware of Eldorado’s letters to the Greek officials it informed those officials of the nature and status of Eldorado’s unsolicited proposal, and which point Frontier Pacific understands that the officials cancelled meetings that had been organized based upon Eldorado’s request.

This episode has caused considerable confusion in Greece with as yet undetermined consequences for the Project. Presumably this is not the best example of Eldorado’s much-vaunted philosophy of “developing relations with local populations, government and other in-country stakeholders”.

Deliberations of the Special Committee and Board of Directors

On April 25, 2008, the Board of Directors constituted a Special Committee of independent directors consisting of Victor Bradley (Chair), Ross McDonald and Dr. Stewart Blusson. The Special Committee’s mandate included reviewing the Eldorado Offer and assessing alternatives available to Frontier Pacific and reporting to the Board regarding appropriate responses to the Eldorado Offer.

During the period from April 21 through May 23, 2008, the Special Committee and the Board of Directors met formally on 16 occasions to, among other things, receive updates from management and to consider strategic alternatives available to the Company to maximize Frontier Pacific Shareholder value. During this period, the Special Committee retained Thomas Weisel Partners as its financial advisor. Blake, Cassels & Graydon LLP is acting as legal advisor.

On May 9, 2008, Eldorado formally commenced the Eldorado Offer.

On May 9, 2008, the Special Committee and the Board met with management and their financial and legal advisors to review of the Eldorado Offer and to receive advice with respect to their legal duties and responsibilities in connection with the Eldorado Offer from Blake, Cassels & Graydon LLP. At that meeting the Board, on the recommendation of the Special Committee, authorized and approved the preparation and issue of a press release advising shareholders to take no action in respect of the Eldorado Offer.

Since April 21, 2008 the Board and the Special Committee have met with management and with their financial and legal advisors many times to consider strategic alternatives to maximize Frontier Pacific Shareholder value.

The Special Committee instructed Frontier Pacific management and Blake, Cassels & Graydon LLP to establish a data room containing information about Frontier Pacific, the Project and Frontier Pacific’s other assets in Colombia and Peru. The Special Committee authorized Thomas Weisel Partners to contact other companies to determine if they were interested in gaining access to the data room and negotiating a competing proposal to the Eldorado Offer.

Although discussions are ongoing with other parties, it is not possible to predict whether an alternative transaction will emerge from these efforts. However, these discussions demonstrate that Frontier Pacific’s assets are attractive to parties other than Eldorado.

On May 16, 2008 the Special Committee recommended to the Board of Directors, and the Board of Directors approved, implementing a shareholders’ rights plan designed to give the Board sufficient time to properly evaluate the Eldorado Offer and to solicit competing proposals. The rights plan will be submitted to Frontier Pacific Shareholders for consideration at a general meeting of shareholders to be held on June 19, 2008. A summary of the rights plan and its rationale is included below under “Shareholder Rights Plan” and in an information circular dated May 21, 2008 sent to Frontier Pacific shareholders. A copy of the information circular and the rights plan itself are available on the Sedar website at www.sedar.com.

On May 23, 2008, the Special Committee met to consider its recommendations to the Board of Directors in respect of the Eldorado Offer. Thomas Weisel Partners and management of Frontier Pacific delivered presentations to the Special Committee on the Eldorado Offer, the strategic review process that had been undertaken and the alternatives available to Frontier Pacific. At this meeting the Special Committee received the opinion of Thomas Weisel Partners that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Eldorado Offer was inadequate from a financial point of view to the Frontier Pacific Shareholders. A copy of the opinion is attached as Schedule A to this Directors’ Circular. The Special Committee then deliberated and formulated its recommendation.

After discussion, and based on its own deliberations, its review of the Eldorado Offer, the advice of its financial and legal advisors including the information and the opinion received from Thomas Weisel Partners and the other factors described above under the heading “Analysis and Reasons for Rejecting the Offer”, the Special Committee unanimously concluded that the Eldorado Offer is inadequate and that the acceptance of the Eldorado Offer is not in the best interests of Frontier Pacific or the Frontier Pacific Shareholders. The Special Committee unanimously recommended to the Board of Directors that the Board recommend to Frontier Pacific Shareholders that they reject the Eldorado Offer and not tender their Frontier Pacific Shares to the Eldorado Offer.

On May 23, 2008, after the meeting of the Special Committee, the Board of Directors met and received the report of the Special Committee. Based on its own deliberations, its review of the Eldorado Offer, the opinion of Thomas Weisel Partners that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered pursuant to the Eldorado Offer is inadequate, from a financial point of view, to the Frontier Pacific Shareholders other than Eldorado, the recommendation of the Special Committee described above and other factors described under “Analysis and Reasons for Rejecting the Offer”, and, after receiving financial and legal advice, the Board of Directors unanimously concluded that the Eldorado Offer is inadequate and that the acceptance of the Eldorado Offer is not in the best interests of Frontier Pacific or the Frontier Pacific Shareholders. The Board of Directors unanimously resolved to recommend that Frontier Pacific Shareholders REJECT the Eldorado Offer and NOT TENDER their Frontier Pacific Shares to the Eldorado Offer. The Board of Directors also approved this Directors’ Circular and its mailing to Frontier Pacific Shareholders.

OPINION OF THE FINANCIAL ADVISOR

The opinion of Thomas Weisel Partners was delivered pursuant to an engagement agreement between Frontier Pacific and Thomas Weisel Partners, whereby Frontier Pacific engaged Thomas Weisel Partners to act as financial advisor to the Special Committee with respect to the Eldorado Offer.

Thomas Weisel Partners has delivered a written opinion that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the Eldorado Offer is inadequate from a financial point of view to the Frontier Pacific Shareholders.

The full text of the opinion of Thomas Weisel Partners, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Schedule A to this Directors’ Circular. The summary of the opinion of Thomas Weisel Partners in this Directors’ Circular is qualified in its entirety by reference to the full text of such opinion. The opinion is not a recommendation as to whether or not Frontier Pacific Shareholders should reject the Eldorado Offer. The opinion was one of a number of factors taken into consideration by the Special Committee and the Board of Directors in making their unanimous determinations that the Eldorado Offer is inadequate to Frontier Pacific Shareholders and is not in the best interests of Frontier Pacific and its shareholders and to recommend that Frontier Pacific Shareholders reject the Eldorado Offer.

Pursuant to the terms of its engagement letter with Frontier Pacific, Thomas Weisel Partners is to be paid a fee for its services as financial advisor, including a fee for the opinion and an advisory fee in certain circumstances and a completion fee that is contingent upon the completion of the Eldorado Offer or any alternative transaction. The Company has also agreed to indemnify Thomas Weisel Partners against certain liabilities.

The Board of Directors recommends that Frontier Pacific Shareholders read the opinion in its entirety. See Schedule A to this Directors’ Circular.

FRONTIER PACIFIC’S SHARE CAPITAL

Frontier Pacific’s authorized share capital consists of an unlimited number of Frontier Pacific Shares. As at May 22, 2008: (i) 164,717,154 Frontier Pacific Shares were issued and outstanding as fully paid and non-assessable shares in the capital of Frontier Pacific; and (ii) there were outstanding options (the “Options”) issued under Frontier Pacific’s stock option plan (“Stock Option Plan”) providing for the issuance of an aggregate of 9,370,000 Frontier Pacific Shares upon the exercise thereof.

The Frontier Pacific Shares are listed and posted for trading on the TSX Venture Exchange under the symbol “FRP”.

SHAREHOLDER RIGHTS PLAN

On May 16, 2008, the Board of Directors adopted a Shareholder’ Rights Plan (the “Plan”).

The Plan is intended to:

•

ensure, to the extent possible, that the shareholders of the Company and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Company’s securities, including the current offer proposed by Eldorado;

•	provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid;
•	encourage the fair treatment of shareholders in connection with any take-over bid for the Company’s securities; and
•

to prevent, to the extent possible, a creeping takeover of the Company (i.e. the acquisition of effective control through a number of purchases over time) by requiring that any take-over offer is made to all shareholders and cannot be completed unless shareholders holding a majority of the outstanding shares (other than those held by the offeror and related parties) accept the offer.

The Board of Directors did not adopt the Plan to prevent a takeover of the Company, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares of the Company.

In order to implement the Plan, the Board of Directors of the Corporation authorized the issuance of one right in respect of each Common Share of the Corporation outstanding at the close of business on May 16, 2008 (the “Record Time”). In addition, the Board authorized the issuance of one right in respect of each additional Common Share issued after the Record Time. The rights initially trade with and are represented by Frontier Pacific’s common share certificates, including certificates issued prior to the Record Time. Until such time as the rights separate from the Common Shares and become exercisable, rights certificates will not be distributed to shareholders.

If a person or a group acting in concert (an “Acquiring Person”) acquires (other than pursuant to an exemption available under the Plan, one of which is a takeover bid permitted by the Plan (a “Permitted Bid”)) beneficial ownership of 20% or more of the Common Shares of the Corporation (a “Flip-in Event”), the rights (other than those held by such Acquiring Person which become void under the terms of the Plan) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a substantial discount to their then prevailing market price.

The Plan allows “Permitted Bids” to be made without triggering the effects of the Plan. The requirements of a Permitted Bid include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;
(b)	the takeover bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;
(c)

no voting shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the voting shares held by independent shareholders (x) shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and (y) have previously been or are taken up at the same time;

(d)

no voting shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days (or such shorter period of time as may be permitted by the Board of Directors from time to time) following the date of the takeover bid;

(e)

voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(f)

if on the date on which voting shares may be taken up and paid for under the takeover bid, more than 50% of the voting shares held by independent shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). In addition, investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid. Also, a person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;
(b)

the shareholder who has agreed to tender voting shares to the takeover bid (the “Lock-Up Bid”) made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

(c)

no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

At any time prior to the rights becoming exercisable, the Board of Directors may waive the operation of the Plan with respect to certain events before they occur, including in connection with a takeover bid. If a potential offeror does not desire to make or proceed by a Permitted Bid, it can negotiate with, and obtain the approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on the terms which the Board of Directors considers fair to all shareholders. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding rights at a redemption price of $0.00001 per right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the Plan.

The issuance of the rights is not dilutive and will not affect reported earnings or funds from operations per share until the rights separate from the underlying Common Shares and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which shareholders currently trade their Common Shares.

The adoption of the Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Frontier Pacific. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

The Plan is subject to subject to approval of the TSX Venture Exchange, and requires confirmation by Frontier Pacific shareholders at the annual meeting of shareholders or any adjournment thereof, to be held on June 19, 2008 (the “Meeting”). If the Plan is not confirmed by shareholders by that date, the Plan and all outstanding rights will terminate and be void and of no further force and effect as of that date.

The Corporation may, prior to the date of the Meeting, without the approval of the holders of rights or Common Shares, supplement, amend, vary or delete any of the provisions of the Plan and may, after the date of the Meeting (provided the Plan is confirmed by shareholders at the Meeting) with the prior approval of shareholders (or the holders of rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Plan. The Corporation may make amendments to the Plan at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Plan due to changes in any applicable legislation, regulations or rules.

The Plan is a “new generation” plan in form normally accepted by securities regulatory authorities and proxy advisory agencies as a legitimate protection for investor interests against bids that may not be in the long term interests of shareholders.

OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS

The following table sets out the names and positions with Frontier Pacific of each of its directors and senior officers and the number and percentage of outstanding securities beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such person and, where known after reasonable enquiry, by their respective associates and any person or company acting jointly or in concert with Frontier Pacific as at May 22, 2008.

Name	Position	Number of Shares
Peter F. Tegart	Director, President and Chief Executive Officer	2,614,050
Brian Lock	Executive Vice President	456,600
Mohan R. Vulimiri	Director, Chairman and Chief Geologist	2,839,776
Ian Laurent	Vice President of Exploration	0
Adam Kniec	Chief Financial Officer	0
Stewart L. Blusson	Director	23,508,740
Victor H. Bradley	Director	615,000
G. Ross McDonald	Director	140,000

PRINCIPAL SHAREHOLDERS

As at May 22, 2008, to the knowledge of the directors and senior officers of Frontier Pacific, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Frontier Pacific Shares, other than the following:

Name	Percentage Ownership
Dundee Precious Metals Inc	25.46%
Dr. Stewart Blusson	14.27%

INTENTIONS WITH RESPECT TO THE OFFER

The directors and senior officers and, to their knowledge after reasonable enquiry, each of their associates and any person or company acting jointly or in concert with Frontier Pacific, have indicated their intention to reject the Eldorado Offer and not tender their Frontier Pacific Shares to the Eldorado Offer.

OWNERSHIP OF SECURITIES OF THE OFFEROR

None of Frontier Pacific, its directors and senior officers and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their respective associates, nor any person or company acting jointly or in concert with Frontier Pacific, owns (directly or indirectly), or exercises control or direction over, securities of the Offeror.

TRADING IN SHARES OF FRONTIER PACIFIC

During the six months preceding the date hereof, none of the directors or senior officers of Frontier Pacific nor, to the knowledge of such directors and senior officers after reasonable enquiry, any of their respective associates or any person or company acting jointly or in concert with Frontier Pacific, has traded any Frontier Pacific Shares except as follows:

Name	Date	Number of Shares	Price
Brian Lock	November 29, 2007	-20,000	$0.65
	November 29, 2008	-1,500	$0.66
	November 30, 2007	+40,000	$0.65
	December 4, 2007	-30,000	$0.69
	December 5, 2007	-20,000	$0.69
	December 6, 2007	+2,500	$0.70
	December 13, 2007	+26,000	$0.72
	January 2, 2008	-20,000	$0.74
	January 3, 2008	+30,500	$0.73
	January 3, 2008	-30,500	$0.73
	February 1, 2008	-4,500	$0.72
	February 1, 2008	-10,500	$0.70
Mohan R. Vulimiri	March 3, 2008	-15,000	$0.71
Adam Kniec	April 17, 2008	-13,000	$0.70
	April 21, 2008	-19,000	$0.89
G. Ross McDonald	January 8, 2008	-20,000	$0.75

During the six month period ended May 23, 2008, directors and senior officers of Frontier Pacific disposed of a net total of 105,000 Frontier Pacific Shares through purchases and dispositions in the public market and exercises of Options.

ISSUANCES OF SECURITIES OF FRONTIER PACIFIC

Except as set forth below, no Frontier Pacific Shares or securities convertible into Frontier Pacific Shares (other than options under the Stock Option Plan) have been issued to the directors, senior officers or other insiders of Frontier Pacific during the two years preceding the date of this Directors’ Circular.

Name	Date	Number of Shares	Price	Remarks
Stewart Blusson	September 6, 2007	200,000	$0.20	Option exercise
Ross McDonald	October 17, 2007	150,000	$0.20	Option exercise
Mohan Vulimiri	February 4, 2008	200,000	$0.20	Option exercise
Ross McDonald	February 8, 2007	70,000	$0.33	Warrant exercise
Stewart Blusson	June 7, 2007	4,944,000	$0.40	Warrant exercise

The Options referred to below were granted to directors and senior officers of Frontier Pacific under Frontier Pacific’s Stock Option Plan during the two years preceding the date of this Directors’ Circular.

Name	Date	Number of Shares	Price
Peter Tegart	August 4, 2006	850,000	$0.38
Stewart Blusson	August 4, 2006	50,000	$0.38
Ross McDonald	August 4, 2006	50,000	$0.38
Victor Bradley	August 4, 2006	50,000	$0.38
Mohan Vulimiri	August 4, 2006	425,000	$0.38
Jonathan Goodman	August 4, 2006	75,000	$0.38
Brian Lock	August 4, 2006	300,000	$0.38
Giovanna Martino	August 4, 2006	100,000	$0.38
Ian Laurent	March 5, 2007	200,000	$0.85
Adam Kniec	September 10, 2007	200,000	$0.60
G. Ross McDonald	January 17, 2008	250,000	$0.73
Mohan Vulimiri	January 17, 2008	200,000	$0.73
Stewart Blusson	January 17, 2008	200,000	$0.73
Peter Tegart	January 17, 2008	100,000	$0.73
Victor Bradley	January 17, 2008	100,000	$0.73
Jonathan Goodman	January 17, 2008	100,000	$0.73
Ian Laurent	January 17, 2008	300,000	$0.73
Giovanna Martino	January 17, 2008	150,000	$0.73
Brian Lock	January 17, 2008	100,000	$0.73
Adam Kniec	January 17, 2008	100,000	$0.73

TRADING PRICES OF THE FRONTIER PACIFIC SHARES

On April 18, 2008, the last full trading day of the Frontier Pacific Shares prior to the public announcement by the Offeror of its intention to make the Offer, the closing price of the Frontier Pacific Shares on the TSX Venture Exchange was $0.70 per share.

ARRANGEMENTS BETWEEN FRONTIER PACIFIC AND ITS DIRECTORS AND SENIOR OFFICERS

Except as set forth below, no arrangements or agreements have been made or are currently proposed to be made between Frontier Pacific and any of its directors or senior officers as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers remaining in or retiring from office if the Eldorado Offer is successful.

Frontier Pacific has entered into employment agreements (the “Employment Agreements”) each dated April 19, 2008 with each of the following employees (each, an “Officer”): Peter F. Tegart, Mohan Vulimiri, Brian Lock, Ian Laurent and Giovanna Martino. Under the Employment Agreements, if Frontier Pacific terminates the employment of an Officer other than for just cause, then he or she is entitled to receive 12 months written notice of termination or a payment equal to 12 months’ base salary in lieu of notice, the continuation of medical benefits for 12 months following notice of termination, a prorated bonus for the period up to the date of notice of termination and for an additional 12 month period (each based on the average bonus paid to him or her the previous two years) and immediate vesting of all stock options not yet vested at the time of notice of termination. If an Officer elects to terminate his or her employment within 12 months following a change of control (as defined in the Employment Agreements), then instead of the benefits described in the preceding sentence, he or she is entitled to receive 24 months’ base salary and the continuation of medical benefits for 24 months following such election of termination. The annual base salaries of Peter F. Tegart, Mohan Vulimiri, Brian Lock, Ian Laurent, Giovanna Martino and Adam Kniec are $132,000, $132,000, $144,000, $126,000, $61,740 and $43,200, respectively. The terms of the Employment Agreements had been under consideration by Frontier Pacific’s compensation committee for a considerable period of time prior to the announcement of the Eldorado Offer.

As compensation for services rendered in connection with serving on the Special Committee, each of the members of the Special Committee will receive a retention fee of $15,000 and a fee of $750 for each meeting of the Special Committee they attend.

RELATIONSHIP BETWEEN THE OFFEROR AND THE DIRECTORS AND

SENIOR OFFICERS OF FRONTIER PACIFIC

No arrangement or agreements have been made or are proposed to be made between the Offeror and any of Frontier Pacific’s directors or senior officers, including with respect to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers remaining in or retiring from office if the Eldorado Offer is successful.

None of Frontier Pacific’s directors or senior officers are directors or officers of the Offeror or any subsidiary of the Offeror. Mr. Jonathan Goodman, President and Chief Executive Officer of Dundee Precious Minerals Inc., which has entered into a lock-up agreement with Eldorado, was a director of Frontier Pacific from July 2, 2005 to April 19, 2008. Mr. Goodman resigned from the Board of Directors on April 19, 2008, preceding Eldorado’s public announcement of its intention to make the Eldorado Offer.

None of Frontier Pacific’s directors or senior officers or their respective associates has any interest in any material contract to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF FRONTIER PACIFIC

Except as otherwise described in this Directors’ Circular or as otherwise publicly disclosed, none of the directors or senior officers of Frontier Pacific are aware of any information that indicates any material change in the affairs or prospects of Frontier Pacific since December 31, 2007, the date of the last audited consolidated financial statements of Frontier Pacific.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of Frontier Pacific that would reasonably be expected to affect the decision of the Frontier Pacific Shareholders to accept or reject the Eldorado Offer.

ALTERNATIVES TO THE OFFER

Except as disclosed in this Directors’ Circular, as of the date of this Director’s Circular, there are no negotiations currently underway or transactions, Board of Directors’ resolutions, agreements in principle or signed contracts of Frontier Pacific that relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Frontier Pacific; (b) the purchase, sale or transfer of a material amount of assets by Frontier Pacific; (c) an issuer bid or other tender offer for or other acquisition of securities by or of Frontier Pacific; or (d) any material change in the present capitalization or dividend policy of Frontier Pacific.

Notwithstanding the foregoing, the Board of Directors may engage in negotiations in response to the Eldorado Offer that could have one or more of the effects specified in the preceding paragraph. The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Frontier Pacific may conduct. Accordingly, Frontier Pacific does not intend to disclose the possible terms of any such transaction or proposal until an agreement relating thereto has been reached or as otherwise may be required by law.

OTHER PERSONS RETAINED IN CONNECTION WITH THE ELDORADO OFFER

In addition to its legal counsel and financial advisors described above, Frontier Pacific has retained the persons described below in connection with the Eldorado Offer.

Georgeson has been retained to assist in responding to Frontier Pacific Shareholder enquiries. Frontier Pacific will pay Georgeson customary compensation for its services. The Special Committee has also retained Ross Glanville & Associates Ltd. (“Glanville”) to assist it in its evaluation of the Eldorado Offer.

Except as set forth above, neither Frontier Pacific nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Frontier Pacific Shareholders in connection with the Eldorado Offer.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Frontier Pacific Shareholders with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Frontier Pacific Shareholders. However, such rights must be exercised within prescribed time limits. Frontier Pacific Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

AVAILABILITY OF DOCUMENTS

Frontier Pacific is a reporting issuer or equivalent in the Provinces of British Columbia, Alberta and Ontario. Frontier Pacific files its continuous disclosure documents and other documents with Canadian provincial securities authorities in such provinces, which documents are available under the Company’s profile at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Directors’ Circular contains forward-looking statements concerning the Company’s plans for its projects, claims, mineralization and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the prospect is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of occurring mineralization;
•	results of initial scoping and pre-feasibility studies, and the possibility that future exploration results will not be consistent with the Company’s expectations;
•	the potential for delays in exploration activities or the completion of pre-feasibility studies;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•

risks and uncertainties relating to the results of engineering studies which are preliminary in nature in that they include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves;

•	exploration risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in, exploration;
•	risks related to price fluctuations;
•	political and regulatory risks associated with exploration, including securing the requisite permits to advance the Perama Hill project;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	risks related to environmental regulation and liability;
•	the uncertainty of profitability based upon the Company’s history of losses; and
•	other risks and uncertainties related to the Company and its business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Persons reading this report are cautioned against attributing undue certainty to forward-looking statements.

The Board of Directors believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this Directors’ Circular. The Board of Directors does not intend, and does not assume any obligations, to update these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE CALCULATIONS

Information in this circular and Frontier Pacific’s disclosure documents filed with securities regulatory authorities concerning mineral properties has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

NOTICE PURSUANT TO CIRCULAR 230

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS DIRECTORS’ CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED ON, AND CANNOT BE RELIED ON, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED. SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION AND MARKETING (WITHIN THE MEANING OF U.S. TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DIRECTORS’ CIRCULAR.

APPROVAL OF THE DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular have been approved by the Board of Directors and the delivery of this Directors’ Circular has been authorized by the Board of Directors.

GLOSSARY

In this Directors’ Circular, unless the context otherwise requires:

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Board” or “Board of Directors” means the board of directors of Frontier Pacific;

“Company” means Frontier Pacific;

“Directors’ Circular” means this directors’ circular dated May 26, 2008;

“Eldorado” means Eldorado Gold Corporation, a corporation incorporated under the laws of British Columbia;

“Eldorado Share” means a common share in the capital of Eldorado;

“Eldorado Circular” means the take-over bid circular related to the Offer dated May 9, 2008;

“Eldorado Offer” means the offer made by the Offeror by way of a take-over bid for all of the outstanding Frontier Pacific Shares on the basis of 0.1220 of a Eldorado Share and $0.0001 in cash for each Frontier Pacific Share, upon the terms and subject to the conditions set forth in the offer to purchase of the Offeror accompanying the take-over bid circular, letter of acceptance and transmittal and notice of guaranteed delivery of the Offeror dated May 9, 2008;

“Georgeson” means Georgeson Shareholder Communications Canada, Inc., the information agent.

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Offeror” means Eldorado;

“Rights Plan” means the shareholder rights plan agreement dated May 16, 2008 between Frontier Pacific and Computershare Trust Company of Canada;

“SEC” means the United States Securities and Exchange Commission;

“Frontier Pacific” means Frontier Pacific Mining Corporation, a corporation continued under the laws of Alberta;

“Frontier Pacific Shareholders” means the holders of Frontier Pacific Shares;

“Frontier Pacific Shares” means the common shares of Frontier Pacific;

“Special Committee” means the special committee of independent members of the Board of Directors, the members of which are Victor Bradley (Chair), Ross McDonald and Dr. Stewart Blusson; and

“subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia).

CONSENT OF THOMAS WEISEL PARTNERS CANADA INC.

To the Board of Directors of Frontier Pacific Mining Corporation:

We hereby consent to the references to our firm name and to our opinion contained in the Letter of Frontier Pacific Mining Corporation to the shareholders of Frontier Pacific Mining Corporation appearing at page 3 of the circular (the “Directors’ Circular”) of the Board of Directors of Frontier Pacific Mining Corporation dated May 26, 2008, and under the headings “Questions and Answers About the Inadequate Offer From Eldorado Gold Corporation”, “Summary”, “Unanimous Recommendation of the Board of Directors”, “Analysis and Reasons for Rejecting the Offer”, “Background to the Offer and Response of Frontier Pacific – Deliberations of the Special Committee And Board Of Directors”, “Opinion of the Financial Advisor”, “Other Persons Retained in Connection with the Eldorado Offer”, “Glossary” and “Consent of Thomas Weisel Partners” and the inclusion of the text of our opinion dated May 23, 2008 as Schedule A to the Directors’ Circular. In providing our consent, we do not intend that any person other than the Board of Directors and the Special Committee of the Board of Directors shall be entitled to rely upon our opinion.

Dated the 26th day of May, 2008.

(signed) “Thomas Weisel Partners Canada Inc.”

CERTIFICATE

DATED: May 26, 2008

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the bid within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(signed) “Victor H. Bradley”	(signed) “Peter Tegart”
Director and Chairman of the Special Committee	Director, President and Chief Executive Officer

SCHEDULE “A”

FAIRNESS OPINION

May 23, 2008

The Special Committee of the Board of Directors of

Frontier Pacific Mining Corporation

Suite 875, 555 Burrard St.

Box 205, Two Bentall Centre

Vancouver, British Columbia

V7X 1M8

To the Special Committee of the Board of Directors:

We understand that Eldorado Gold Corporation (“Eldorado” or the “Offeror”) has made an offer (the “Offer”) to purchase all of the outstanding common shares (the “Frontier Shares”) of Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) in consideration for 0.1220 common shares of the Offeror (“Eldorado Shares”) and C$0.0001 in cash per Frontier Share (the “Consideration”). The terms and conditions of the Offer are described in the Offeror’s offer to purchase and circular dated May 9, 2008 (the “Take-over Bid Circular”). We also understand that the Company’s board of directors (the “Board of Directors”) has appointed a special committee (the “Special Committee”) to consider the implications of the Offer and to make recommendations to the Board of Directors concerning the Offer and responses thereto, including considering potential transactions that might be pursued by the Company as an alternative to the Offer (“Alternative Transactions”).

Engagement of TWP Canada

By letter agreement dated November 8, 2007, as amended April 25, 2008 and May 11, 2008 (the “Engagement Agreement”), the Company retained Thomas Weisel Partners Canada Inc. (“TWP Canada”), formerly Westwind Partners Inc., to, among other things, provide financial advice to the Company and the Board of Directors in connection with the Offer and any Alternative Transaction. Pursuant to the Engagement Agreement, the Board of Directors has requested that we prepare and deliver this opinion (the “Opinion”) to the Special Committee as to the adequacy, as of the date hereof, from a financial point of view, of the Consideration offered pursuant to the Offer to the shareholders (the “Shareholders”) of the Company other than Eldorado.

TWP Canada will be paid a fee for rendering the Opinion. We will also be paid an advisory fee in certain circumstances and a completion fee that is contingent upon the completion of the Offer or any Alternative Transaction. The Company has also agreed to reimburse TWP Canada for its reasonable out-of-pocket expenses and to indemnify TWP Canada in respect of certain liabilities that might arise out of its engagement.

Relationship with Interested Parties

Neither TWP Canada, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Frontier Pacific, Eldorado, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TWP Canada nor any of its affiliates have been engaged to act as an advisor to an Interested Party in connection with the Offer, nor have they, or any of them,

________________

Thomas Weisel Partners

70 York Street, 10th Floor

Toronto, ON M5J 1S9

416.815.0888

www.tweisel.com

acted as lead or co-lead manager on any offering of securities of any Interested Party, or had a material financial interest in any transaction involving any Interested Party during the 24 months preceding the date on which TWP Canada was first contacted in respect of the Offer other than the services provided under the Engagement Agreement and as described herein.

No understandings or agreements exist between TWP Canada and any Interested Party with respect to future financial advisory or investment banking business. TWP Canada may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Frontier Pacific or any other Interested Party.

TWP Canada acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. In addition, as an investment dealer, TWP Canada conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Frontier Pacific, or any other Interested Party.

Credentials of TWP Canada

TWP Canada is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. TWP Canada is a member of the Investment Dealers Association of Canada, the Montreal Bourse and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange. TWP Canada is registered as a broker and investment dealer in the provinces of Quebec, Ontario, Alberta and British Columbia.

The professionals primarily involved in the preparation of the Opinion include senior officers of TWP Canada who are experienced in merger, acquisition and divestiture matters and have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly traded companies. The Opinion expressed herein represents the opinion of TWP Canada and the form and content thereof have been approved for release by its Fairness Committee.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, among other things, the following:

(1)	the Take-over Bid Circular;
(2)	the draft dated May 23, 2008 of the Directors’ Circular submitted to the Board of Directors for approval;
(3)

the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Frontier Pacific for the fiscal years ended December 31, 2004, 2005, 2006, and 2007;

(4)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Eldorado for the fiscal years ended December 31, 2004, 2005, 2006, and 2007;
(5)	the interim report, including the comparative unaudited financial statements and management’s discussion and analysis, of Eldorado for the three months ended March 31, 2008;
(6)	the annual information form of Eldorado dated March 31, 2008;
(7)	the short form prospectus of Eldorado dated January 31, 2006;
(8)	the information circular of Frontier Pacific dated May 16, 2007 relating to the annual meeting of shareholders held on June 15, 2007;
(9)	the management proxy circular of Eldorado dated March 27, 2008 relating to the annual meeting of shareholders held on May 1, 2008;
(10)	the shareholder rights plan agreement of Frontier Pacific dated May 16, 2008;
(11)	the Perama Hill Gold Project Technical Report prepared by Roscoe Postle Associates Inc. dated January 27, 2004 and revised May 13, 2004;

(12)	the Macusani Uranium Project Technical Report prepared by Roscoe Postle Associates Inc. dated October 11, 2005;
(13)

the press release disseminated on November 16, 2006 relating to the Perama Hill Gold Project Capital Cost Estimate Revalidation prepared by Aker Kvaerner Engineering Services Ltd. (UK), Scott Wilson Mining (UK) and Golder Associates (UK);

(14)

certain internal financial, operational, corporate and other information concerning Frontier Pacific that was prepared or provided by the management of Frontier Pacific, including a financial model, commodity price forecasts and certain other internal operating and financial projections;

(15)	selected public market trading statistics and relevant business and financial information of Frontier Pacific, Eldorado and other publicly-traded entities;
(16)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
(17)	selected relevant reports published by equity research analysts and industry sources regarding Frontier Pacific, Eldorado and other comparable publicly-traded entities;
(18)

certificates addressed to us, dated as of the date hereof, from two senior officers of Frontier Pacific as to the completeness and accuracy of the respective information provided to us by Frontier Pacific; and

(19)	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

TWP Canada has also participated in discussions regarding the Offer and related matters with Blake, Cassels & Graydon LLP, legal counsel to the Special Committee in connection with responding to the Offer.

In addition, we have participated in discussions with members of the senior management of the Company regarding the Company’s business, operations, financial condition and prospects that could result from the Offer and potential alternatives to the Offer.

We have not, to the best of our knowledge, been denied access by Frontier Pacific to any information that we requested relating to Frontier Pacific or the Offer in the course of preparation of the Opinion.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any of the assets or securities of the Company, the Offeror or any of their respective affiliates, and the Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations, whether in writing, electronic or oral form, obtained by us from public sources, or provided to us by the Company or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and the Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the completeness, accuracy or fairness of presentation of any such information, data, advice, opinions and representations, and we do not undertake any obligation to independently verify the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing the Opinion. Accordingly, with your permission, we have relied upon and assumed the accuracy and fair presentation of the Company’s audited financial statements and the reports of the auditors thereon. We have further assumed with your consent that the Offer will be consummated in accordance with the terms described in the Take-over Bid Circular without any further amendments or modifications thereto.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us by the Company concerning the Company and relied upon in our financial analyses, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, financial condition, plans and prospects and that they provide a reasonable basis on which we can form the Opinion.

The Company has represented to us, in a certificate of two senior officers of the Company delivered as at the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company or its affiliates or its or their representatives (collectively, the “Information”) was, at the date the Information was provided to TWP Canada, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Offer and did not and does not omit to state a material fact in relation to the Company and its affiliates or the Offer necessary to make the Information not misleading in light of the circumstances under which the Information was presented and that, since the date on which the Information was provided to TWP Canada, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of the Opinion for your purposes.

The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its representatives and advisors, and we do not undertake any obligation to update the Opinion as the result of any change, whether or not material, in the securities markets, economic and general business and financial conditions or the conditions and prospects, financial and otherwise, of the Company. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

The Opinion has been provided to the Special Committee for their exclusive use only in considering the Offer and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of TWP Canada. The Opinion is not to be construed as a recommendation to any Shareholder to accept or reject the Offer.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of the Opinion. The Opinion addresses only the adequacy, as of the date hereof, from a financial point of view, of the Consideration offered pursuant to the Offer to the Shareholders of the Company and does not address the relative merits of the Offer and any alternatives to the Offer.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TWP Canada believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the fairness opinion. Accordingly, the Opinion should be read in its entirety.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Shareholders pursuant to the Offer is inadequate, from a financial point of view, to the Shareholders other than the Offeror.

Yours very truly,

/s/ Thomas Weisel Partners Canada Inc.

Thomas Weisel Partners Canada Inc.

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